3 Ridge Technologies Inc.

Financial Statements

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

3 RIDGE TECHNOLOGIES INC.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
3 Ridge Technologies Inc.
Lynchburg, Virginia

We have reviewed the accompanying financial statements of 3 Ridge Technologies Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2021 and for the period from April 28, 2020 (inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

January 13, 2023
Glen Allen, Virginia

❯ Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

3 RIDGE TECHNOLOGIES INC.

Balance Sheets
December 31, 2021 and 2020

Assets	2021	2020
Current assets:		
Cash	$ 42,627	$ 207,241
Inventory	195,830	40,359
Total current assets	238,457	247,600
Property and equipment, net	120,302	140,880
Investment in affiliate	50,000	50,000
Intangible asset, net	28,936	36,170
Total assets	$ 437,695	$ 474,650
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 5,513	$ -
Customer deposits	209,999	200,000
Total current liabilities	215,512	200,000
Long-term liabilities:		
Notes payable	112,985	-
Total liabilities	328,497	200,000
Stockholders' equity:		
Common stock, $0.001 par value, 1,300,000 shares authorized, 1,003,333 shares issued and outstanding	1,003	1,003
Additional paid-in capital	429,856	429,856
Accumulated deficit	(321,661)	(156,209)
Total stockholders' equity	109,198	274,650
Total liabilities and stockholders' equity	$ 437,695	$ 474,650

See independent accountant's review report and accompanying notes to financial statements.

3 RIDGE TECHNOLOGIES INC.

Statements of Operations
Year Ended December 31, 2021 and for the period from April 28, 2020 (inception)
through December 31, 2020

	2021	2020
Revenues	$ 307,864	$ -
Cost of revenues	235,775	-
Gross profit	72,089	-
Operating expenses	337,541	156,209
Operating loss	(265,452)	(156,209)
Other income:		
Grant income	100,000	-
Net loss	$ (165,452)	$ (156,209)

See independent accountant's review report and accompanying notes to financial statements.

3 RIDGE TECHNOLOGIES INC.

Statements of Changes in Stockholders' Equity
Year Ended December 31, 2021 and for the period from April 28, 2020 (inception)
through December 31, 2020

| | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, April 28, 2020	-	$ -		$ -	$ -
Issuance of common stock	1,003,333	1,003	429,856	-	430,859
Net loss	-	-	-	(156,209)	(156,209)
Balance, December 31, 2020	1,003,333	1,003	429,856	(156,209)	274,650
Net loss	-	-	-	(165,452)	(165,452)
Balance, December 31, 2021	1,003,333	$ 1,003	$ 429,856	$ (321,661)	$ 109,198

See independent accountant's review report and accompanying notes to financial statements.

3 RIDGE TECHNOLOGIES INC.

Statements of Cash Flows
Year Ended December 31, 2021 and for the period from April 28, 2020 (inception)
through December 31, 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (165,452)	$ (156,209)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	35,410	-
Changes in operating assets and liabilities:		
Inventory	(155,471)	(40,359)
Accounts payable	5,513	-
Customer deposits	9,999	200,000
Net cash (used in) provided by operating activities	(270,001)	3,432
Cash flows from investing activities:		
Investment in affiliate	-	(50,000)
Purchases of property and equipment	(7,598)	(140,880)
Payments for patent costs	-	(36,170)
Net cash used in investing activities	(7,598)	(227,050)
Cash flows from financing activities:		
Proceeds from issuance of common stock	-	430,859
Proceeds from notes payable	112,985	-
Net cash provided by financing activities	112,985	430,859
Net change in cash	(164,614)	207,241
Cash, beginning of period	207,241	-
Cash, end of period	$ 42,627	$ 207,241

See independent accountant's review report and accompanying notes to financial statements.

Notes to Financial Statements

1.   **Summary of Significant Accounting Polices:**

Nature of Business: 3 Ridge Technologies Inc. ("the Company") was incorporated on April 28, 2020 in the State of Delaware and is headquartered in Lynchburg, Virginia. The Company has designed a close-to-nature, truly organic, scalable, simple-to-grow, indoor growing system producing USDA certified organic crops. It enables growers to produce affordable, organic, environmentally friendly, chemical free crops with higher margins and higher productivity per square foot.

Management's Plans: The Company's strategic plan for 2023 and beyond is focused on growing revenues by Obtaining strategic long term licensing revenue and contracts with growers with grocery stores. and raising additional capital. The Company believes that by raising additional capital, it will enable it to effectively execute these goals and to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

The Company follows an amendment to FASB Accounting Standards Update ("ASU") Topic 810 – Consolidation; No. 2018-17: *Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities* (the "amendment"), which permits a private company to elect not to apply variable interest entity guidance to legal entities under common control if both the parent and the legal entity being evaluated for consolidation are not public business entities. As discussed in Note 7, the Company engages in various transactions with an entity with common ownership. As a result, the Company has not included the accounts of the related parties in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Concentrations and Credit Risk: The Company places its cash on deposit with a financial institution in the United States. The Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits; however, the Company has not experienced any losses in such amounts.

As of and for the year ended December 31, 2021, one customer accounted for 75% of revenue.

1.   **Summary of Significant Accounting Polices, Continued:**

Inventory: Inventory consists of raw materials used to build greenhouses and is stated at the lower of cost or net realizable value. Cost includes the costs to purchase the materials and other related costs.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized, and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed on the straight-line method based on the estimated useful lives of the various classifications, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Intangible Assets: The intangible asset consists of a patent that is amortized over its expected benefit period of 5 years. The intangible asset totaled $36,170 at December 31, 2021 and 2020. Accumulated amortization and amortization expense was $7,234 for 2021. The patent had no amortization expense during 2020.

Revenue Recognition: The Company records revenue in accordance with ASU No. 2017-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitles in exchange for those goods or services.

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Total expected consideration, in certain cases, is estimated at each reporting period, including interim periods, and is subject to change with variability dependent on future events, such as customer behavior related to future purchase volumes, returns, early payment discounts and other customer allowances. Estimates for rights of return, discounts and rebates to customers and other adjustments for variable consideration are provided for at the time of sale as a deduction to revenue, based on an analysis of historical experience and actual sales data. Changes in these estimates are reflected as an adjustment to revenue in the period identified.

1.   **Summary of Significant Accounting Polices, Continued:**

Revenue Recognition, Continued: A performance obligation is a promise in a contract to transfer a distinct good or service to the customer in exchange for payment and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when or as the performance obligation is satisfied. The Company has various performance obligations including providing access to its patent and administrative services to an affiliate (see Note 7), as well as the sale of its modular greenhouse. For the access rights to the patent and administrative services, the Company recognizes revenue over the period the services are performed, and access is granted. There was no revenue generated for access to the Company's patent during 2021. Revenue generated from providing administrative services totaled $100,000 for 2021. For the Company's products, control is transferred, and revenue is recognized when the product is shipped from the manufacturing facility or delivered to the customer, depending on shipping terms and totaled $207,864 for 2021. The Company has right of payment when the customer receives the products.

Contract assets relate to the Company's right to payment for performance completed to date under a contract. Contract liabilities relate to payments received in advance of performance under a contract. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. The Company had no contract assets at December 31, 2021 or 2020. Contract liabilities totaled $209,999 at December 31, 2021 and $200,000 at December 31, 2020 and are included as customer deposits on the accompanying balance sheets.

The Company also received a $100,000 grant in 2021 from the Center for Innovative Technology for a specific project applied for an approved by the Center for Innovative Technology. As the project was started and completed in 2021, the Company recognized the full grant proceeds in the 2021 statement of operations.

Sales and Other Taxes: The Company reports revenues net of sales taxes and other taxes of a similar nature imposed by governmental authorities.

Organizational Costs: The company expenses organizational costs as incurred.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1.   **Summary of Significant Accounting Polices, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Research and Development Expenses: Research and development expenses include costs relating to the Company's efforts to develop, design, and enhance its products and manufacturing processes. The Company expenses the costs of research and development as incurred. There was no research and development expenses for 2021. Research and development expenses were $14,657 for 2020.

Subsequent Events: The Company has evaluated subsequent events through January 13, 2023, the date the financial statements were available to be issued, and management has determined that other noted below, there are no additional subsequent events to be reported in the accompanying financial statements.

During January 2022, the Company issued a Simple Agreement for Future Equity ("SAFE") for a total amount of $200,000. The SAFE does not bear interest. The SAFE will convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which will occur if any of the previous events take place or the SAFE is settled by the Company in stock or payment of amounts due as defined in the agreement.

2.   **Property and Equipment:**

Property and equipment consist of the following:

	2021	2020
Furniture and equipment	$ 4,499	$ 4,499
Farm factory equipment	143,979	136,381
	148,478	140,880
Less: Accumulated depreciation	28,176	-
	$ 120,302	$ 140,880

Depreciation expense was $28,176 for 2021. No depreciation was recorded during 2020 as the assets were not yet placed in service.

3.   **Investment in Affiliate:**

At December 31, 2021 and 2020, the Company owned a 15.38% minority partner interest in NPK-3RT, LLC. This investment is accounted for using the cost method of accounting, whereby the investment is recorded on the balance sheets at its historical cost and assessed on an annual basis for impairment. As of December 31, 2021 and 2020, the Company's investment was $50,000. No impairment was recorded during 2021 or 2020.

4.   **Notes Payable:**

During 2021, the Company entered various note payables with individuals for a total principal amount of $112,985. The notes bear interest at 2% per annum and do not have a maturity date. The Company had $112,985 of notes payable outstanding at December 31, 2021.

5.   **Stockholders' Equity:**

Pursuant to its amended articles of incorporation, the Company is authorized to issue up to 1,300,000 shares of common stock at $0.001 par value per share as of December 31, 2021 and 2020. The Company has issued and outstanding 1,003,333 shares of common stock at December 31, 2021 and 2020. The holder of each share of common stock is entitled to one vote.

6.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $322,000 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

7.   **Related Party Transactions:**

During 2021, $300,000 in revenue came from the sale of a greenhouse and administrative services provided to NPK-3RT, LLC (investment in affiliate).

During 2021, the Company paid $16,500 in rent expense on behalf of an entity in which an investor of the Company is the sole shareholder.